400 Howard Street P.O.Box 7101 San Francisco, CA 94105 Tel +1 800 474 2737

December 31, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares® Copper Trust
Withdrawal of Pre-Effective Amendments
File Number 333-170131

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, and further to your request, iShares® Copper Trust hereby applies for the immediate withdrawal of the pre-effective amendments, filed with the Securities and Exchange Commission on the dates shown below:

S-1	October, 26, 2010
S-1/A	December 30, 2010
S-1/A	March 11, 2011
S-1/A	July 15, 2011
S-1/A	September 2, 2011

The pre-effective amendments were filed in connection with the proposed initial public offering by iShares® Copper Trust of its common stock that iShares® Copper Trust has determined not to pursue. iShares® Copper Trust confirms that it has not sold any securities pursuant to the pre-effective amendments.

If you have any questions, please call Edward Baer at (415) 670-7987.

Very Truly Yours,

BlackRock Asset Management International Inc. as sponsor

By:	/s/ Jack Gee
Jack Gee
Chief Operating Officer, Chief Financial Officer, Director